UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated June 2, 2016.	1

Dublin, 2nd - 3rd June 2016 INVESTORS’ & ANALYSTS’ MEETING - 2016

2 Wifi code

3 Time Topic Presenter 9:15 - 9:45 Coffee + Welcome 9:45 - 10:00 Introductory remarks V. Grífols 10:00 - 10:15 Commercial introductory remarks R. Riera 10:15 - 11:00 Bioscience Division: Commercial overview & strategies L. Morgan 11:00 - 11:15 Coffee break 11:15 - 12:00 SIPPET study: Opportunities for plasma-derived Factor VIII M. Salvat 12:00 - 12:45 Bioscience manufacturing capacities V. Grífols Deu 12:45 - 13:30 Lunch 13:30 - 14:00 Hospital Division: Commercial overview & strategies P. Allen 14:00 - 14:30 Diagnostic Division: Commercial overview & strategies C. Schroeder 14:30 - 14:45 Project Horizon O. Duñach Thursday, June 2nd 2016 - Dublin

4 Thursday, June 2nd 2016 - Dublin Time Topic Presenter 14:45 - 15:15 Research + Development + Innovation: New organization D. Bell GIANT, Ltd. Presentation 15:15 - 15:45 Albumin new container C. Roura 15:45 - 16:15 Q&A 16:15 - 16:30 Introduction to the GWWO tour A. O’Connell 16:30 - 16:45 Coffee break 16:45 - 18:00 GWWO tour C. Roura / A. O’Connell 18:00 Transfer to hotels 19:30 Pick up from hotels 19:45 Dinner

Friday, June 3rd 2016 - Dublin 5 Time Topic Presenter 9:00 - 9:30 Coffee + Welcome 9:30 - 10:15 Grifols Engineering: A competitive advantage D. Fleta 10:15 - 11:15 Financials A. Arroyo 11:15 - 11:45 Coffee break 11:45 - 12:15 Emerging Pathogen Project D. Bell 12:15 - 12:30 Conclusions T. Glanzmann 12:30 - 13:00 Q&A 13:00 Lunch or Transfers to airport

This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated June 2nd -3rd, 2016 Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. Disclaimer 6

Introductory remarks Víctor Grífols 7

8 10th Anniversary as a public company

x7.5 9 10 years in figures - Total Net Revenues In million EUR * It includes 7 months of Talecris figures 524 3,935 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 2005 2006 2007 2008 2009 2010 2011* 2012 2013 2014 2015

x8.3 10 10 years in figures - Net Revenues of Bioscience Division In million EUR * It includes 7 months of Talecris figures 364 3,032 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2005 2006 2007 2008 2009 2010 2011* 2012 2013 2014 2015

x9.9 11 10 years in figures - Net Revenues of Diagnostic Division In million EUR 70 691 0 100 200 300 400 500 600 700 800 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

x1.7 12 10 years in figures - Net Revenues of Hospital Division In million EUR 58 96 0 20 40 60 80 100 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

EUR 6,310 millions Capital expenditures, R & D, acquisitions 13 10 years in figures - Total investments In million EUR 1,380 900 4,030 CAPEX Investment in R & D Acquisitions

x7.2 14 10 years in figures - Daily plasma donors 3,580 25,656 0 5,000 10,000 15,000 20,000 25,000 30,000 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

x3.3 15 10 years in figures - Plasma collection centers 48 159 0 20 40 60 80 100 120 140 160 180 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

x3.5 16 10 years in figures - Fractionation capacity In millions of liters of capacity installed 3.6 12.5 0 2 4 6 8 10 12 14 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

x20.5 17 10 years in figures - Net Profit In million EUR * It includes 7 months of Talecris figures 26 532 0 100 200 300 400 500 600 2005 2006 2007 2008 2009 2010 2011* 2012 2013 2014 2015

x20.5 Net Revenues Net Profit x7.5 x11.9 Market capitalization 18 10 years in figures - Market capitalization In million EUR 26 532 0 100 200 300 400 500 600 2005 2015 524 3,935 0 1,000 2,000 3,000 4,000 5,000 2005 2015 938 11,186 0 2,000 4,000 6,000 8,000 10,000 12,000 17/05/2006 16/05/2016

Class A: +728.4% IBEX-35: -25.1% GRIFOLS’ DAILY SHARE PRICE, CLASS A vs IBEX 35 19 10 years in figures - Class A share vs IBEX-35 May 17, 2016 - YTD change Base 100: May 16, 2006 - non adjusted closing price Source: Infobolsa 0 100 200 300 400 500 600 700 800 900 1,000 1,100 May-06 May-07 May-08 May-09 May-10 May-11 May-12 May-13 May-14 May-15 May-16

20 2016 Corporate video

Commercial introductory remarks Ramón Riera 21

New global operations structure fully implemented 22 We can confirm today that the new structure announced last year has been fully implemented

Global operations today 23 We have commercial teams fully dedicated to each division all around the world Our commercial strategies are global and consistent across geographies We have a Global Operations Network (GON) with 30 commercial subsidiaries around the globe to support the business divisions’ activities The global operations center for the Bioscience Division in Ireland is already built and approved, ready to start operations A new President of the Hospital Division has been recently appointed

Executing our Strategy. Delivering on our Commitments 24 BIOSCIENCE We have reinforced the basis of the division’s sustainable growth through: Developing the market Geographic expansion Expanding plasma collection and industrial capacity DIAGNOSTICS Balancing the portfolio and expanding and upgrading manufacturing facilities in Emeryville (California, U.S.) HOSPITAL U.S. has been chosen as the launch scenario for the KIRO® Robotic System and the Hospital Pharmacy Compounding product line

Bioscience Division 25

Growing the plasma proteins market 26 IVIG demand in the U.S. has been accelerated, especially in the neurological area. As a result, pull-through of Grifols IVIG products has increased significantly and continues to do so, with channel inventories significantly reduced SIPPET results presented in December 2015 at the 57th American Society of Hematology (ASH) Meeting. PdFVIII increases its prestige and clearly beats recombinant in the area of immunological safety Grifols Albumin sales growth double digit for another consecutive year, led by China and the U.S. New patients diagnosed with Alpha-1 deficiency and treated with Prolastin® products. Not only in the U.S. and Germany but also in Canada, Austria, Italy, Portugal, Switzerland, etc. Global operations center in Ireland obtained Manufacturer’s License and ready to start operations in Q2 2016

Diagnostic Division 27

Diagnostic business in transition for long-term sustainable growth 28 Immunoassay business secured, improved and extended through 2026 with a new long-term agreement with Abbott. New customers may significantly increase profitability Grifols keeping market leadership position in Molecular Blood Donor Screening (NAT). Global market size slightly declining. Increasing adoption of NAT testing in developing markets and growth of plasma collections not enough to offset the decrease of blood donations in developed markets Redefining product portfolio in Clinical Analysis segment and revising commercial strategy for Hemostasis product line. Results should be visible starting in 2017 Immunohematology business continued to grow strongly in all geographies. Launch in the U.S. developing successfully

Hospital Division 29

Ready for expansion into U.S. with Pharmatech line and LVP’s* 30 The launch of Kiro® Oncology Robot took place at the end of 2015 after the required FDA’s approval Reference sites already installed and operating in the U.S. and Europe The first year of commercialization will be focused in the U.S. with several key accounts already committed Contract Manufacturing agreements waiting FDA’s approval to start contribution to revenues and margins A new President for Hospital has been recently appointed to operate the division on a standalone basis * Large Volume Parenterals

Global Operations Network 31

32 Subsidiaries’ global structure Total 2016: 1,619 employees Total 2011: 1,183 employees Europe: 577 LATAM: 206 MEA: 181 NA: 403 HQ: 252 Europe: 522 LATAM: 124 MEA: 76 NA: 321 HQ: 140 +37%

33 Global commercial facilities’ infrastructure New offices for the German subsidiary ready to be opened in Q3 2016 It will include the European headquarter for the Bioscience Division as well as the German base for Hospital and Diagnostic Building of 3,320m2 built in 4 floors Warehouse 1,500m2 114 working spaces Showroom 40m2 Technical Service area

34 New commercial activities developed during 2015 Colombia Paraguay France India Australia Finland Estonia Serbia

Commercial introductory remarks - Takeaways 35 Global operations structure based on multi-division business model Executing our strategy. Delivering on our commitments Continuously growing the plasma proteins market Diagnostic business in transition for a long-term sustainable growth Standalone Hospital Division focused in U.S. growth Expanding Global Operations Network (GON) to facilitate geographical reach

Bioscience Division: commercial overview & strategies Lafmin Morgan 36

Market fundamentals 37 The fundamental elements to sustain growth for Grifols Bioscience remain strong: Market demand Grifols share position Balance of supply and demand Growth in access to healthcare

Bioscience strategies 38

Grifols continues to deliver growth by consistent strategy execution

Current growth

Increasing diagnosis & treatment
- CIDP diagnosis
- Continuing Alpha-1 diagnosis campaign
- Support ATIII deficiency diagnosis

Supporting product differentiation
- Increasing awareness
- Pharmaco-economic value
- Packaging and formulation improvements
- Patient support programs
- Health Care Practitioner support

Grifols best in class manufacturing

Balanced liter growth

Mid-term growth

Market penetration
- IVIG select market entry
- Alpha-1 model expansion
- Albumin development
- Growth in healthcare access

New market entry

Own network expansion

Launch new products
- 20% SubQ Immunoglobulin
- Fibrin sealant
- Albumin in bags
- Alpha-1 liquid
- Linhaliq® (Pulmaquin®)

Long-term growth

Deliver on product innovation
- New indications
- New products
- Albumin development
- Growth in healthcare access

New protein development

Complimentary technology and product acquisition

Capacity leadership

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GRIFOLS

Plasma proteins market 40

41 Grifols is one of the three largest manufacturers of pd-therapies Total market 2014 (value) Total market without including recombinants Source: Internal data, MRB & Secondary official data year 2014

42 Product Global market share Grifols global position IVIG 23% Number 1 Alpha-1 66% Number 1 pdFVIII 21% Number 1 Albumin 16% Number 2 Grifols is the global market leader for three major proteins Core business optimization Market-leading products (value) Source: Internal data, MRB & Secondary official data year 2014

Grifols Immunoglobulin 43

44 Grifols maintains the leading IVIG global market share Source: Internal data, MRB & Secondary official data year 2014 IV and SubQ Immunoglobulin IVIG market (value) (value)

45 U.S. market for Hyperimmunes (Grifols Hyperimmune portfolio) U.S. market for Hyperimmunes (Grifols Hyperimmunes portfolio) Global Hyperimmunes market share (specific IG) *Excluding WinRho sales Source: Internal data and MRB 2014 Grifols is the market leader in the U.S. Hyperimmunes market (value)

46 Grifols has held market leading position in U.S. since 2012 Grifols market share does not include sales to Kedrion Source: PPTA and Internal data U.S. IG (includes SubQ) distribution rolling 12 months - market supply (Kg) 31% 31% 31% 30% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 30,000 35,000 40,000 45,000 50,000 55,000 60,000 65,000 70,000 2012 2013 2014 2015 Industry LTM LTM Market Share CAGR: 7%

47 Gamunex®-C market position is unique A proven formulation for a wide range of patient types Gamunex®-C is approved for both IV and SubQ administration in PIDD ICE trial-proven efficacy for CIDP Gamunex® connections support

48 Gamunex®-C has grown procedures share in CIDP Grifols IG brand share with CIDP diagnosis 2013-2015 Source: Lexis-Nexis, Medical claims data only 33% 34% 35% 36% 37% 38% 39% 2013 2013 2014 2014 2014 2014 2015 2015 2015 2015 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

49 Grifols is leading efforts to improve CIDP diagnosis Early detection critical to prevent long-term axonal damage CIDP is more common than you may think 50% of patient may be missed due to atypical symptoms

50 CIDP market expansion strategy in place to grow market Source: Lexis-Nexis, Medical claims data only CIDP procedure growth - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 June-14 June-15 Rolling 12 Months Total CIDP Ig Procedures Gamunex®-C CIDP Procedures +12% + 18%

51 Gamunex® leading in a growing and competitive market* CAGR: 11% * 5 brands approved in CIDP Source: PPTA and Internal data Germany IVIG distribution rolling 12 months - market supply (in Kg) 22% 21% 20% 21% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 3,000 3,500 4,000 4,500 5,000 5,500 6,000 6,500 7,000 2012 2013 2014 2015 Industry LTM LTM Market Share

52 Grifols Immunoglobulin portfolio summary Focused product positioning for Gamunex® and Flebogamma® DIF is strengthening the leading global immunoglobulin portfolio Emphasis on patient diagnosis and optimal treatment creates additional growth opportunity for Gamunex® New market launches plus expansion in underdeveloped markets is a core part of our immunoglobulin strategy Grifols’ Hyperimmune portfolio is an important driver of value and we are investing to increase growth through emphasis on guideline-based treatment and brand choice

Grifols Albumin 53

Other 51% 54 54 1 Source: Internal data, MRB & Secondary official data year 2014 2 Grifols 2014 net revenues Albumin market shares1 Grifols regional split2 (value) (value) Grifols is a global leader with strong positions in China & U.S.

55 CAGR: 7% U.S. Therapeutic Albumin distribution rolling 12 months - market supply (Kg) Grifols grew faster than the overall U.S. market for Albumin Grifols market share does not include sales to Kedrion Source: PPTA and Internal data 25% 31% 26% 27% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 100,000 110,000 120,000 130,000 140,000 150,000 160,000 170,000 180,000 2012 2013 2014 2015 Industry LTM LTM Market Share

56 +13% 56 The China imported albumin market (Mt)1 China continued to grow double digit1 Grifols sales in the country grew well above the market 1 Source: Official data Grifols is growing faster than the market in China 168 189 100 110 120 130 140 150 160 170 180 190 200 2014 2015

57 Grifols Albumin well positioned Grifols well positioned as market demand estimated to grow at 6% CAGR Growth driven by U.S. and China, where Grifols is expected to grow above the market Developing countries are expected to grow at double digit rate in the coming years Grifols is investing in Albumin: New indications: Alzheimer, cirrhosis and other diseases Field promotion in key markets New container: Albumin in bags Expanded manufacturing capacity

58 Grifols Albumin summary Grifols maintains a global leading position in Albumin sales with strong positions in the largest markets: China and U.S. Grifols is investing in Albumin as a new therapeutic agent for Cirrhosis, Acute on Chronic Liver Failure and ALS (Amyotrophic Lateral Sclerosis). Should these clinical trials be successful this will reinforce Albumin properties beyond fluid management and could create a sales opportunity of approximately 500M+ euros over a five year period Albumin market demand will continue to grow and this will be driven by the U.S. and China where Grifols is expected to grow above market with specific promotion in the main identified indications

Grifols Alpha-1 Antitrypsin 59

60 Grifols holds leading Alpha-1 position 1 Source: Internal data, MRB & Secondary official data year 2014 2 Grifols 2014 net revenues Alpha-1 market shares1 (value) Grifols regional split2 (value) Grifols is the leading manufacturer in the worldwide Alpha-1 business

61 Established in U.S., Germany, Canada Expanding to Spain, Portugal, Italy, LATAM Dedicated pulmonary teams Proprietary test kits (North America, Europe) New targets (e.g. COPD1 patient pilots in U.S. and Germany) Focused Alpha-1 testing Prolastin® Direct with Alphanet® in U.S. and Canada AlphaCare in Germany Alpha-1 disease management Global Alpha-1 strategy 1 COPD: Chronic Obstructive Pulmonary Disease

62 Alpha-1 diagnosis is accelerating patient identification Dedicated pulmonary sales resources in all markets Implementation of patient disease management program in Canada and Germany (also in U.S.) Extensive Grifols support to diagnose more Alpha-1 patients through testing services Grifols supported genetic testing resources in all countries Launch of AlphaKit Quick Screen - novel point of care device to screen for Z protein in 15 minutes Prolastin® patient count

63 Prolastin®-C offers unique support AMCP Gold Medal Abstract Submission The abstract concludes that COPD patients in the U.S. (treated with Prolastin®/Prolastin®-C) who were enrolled in the Prolastin® Direct (PD) program had lower average annual healthcare utilization, which resulted in lower total and COPD-related costs when compared to patients who received other augmentation therapies The results suggest that incorporating comprehensive patient management programs may result in reduced healthcare utilization and lower healthcare costs for AATD patients treated with an Alpha-1 proteinase inhibitor

64 Pulmonary summary Grifols maintains a leading position in the Alpha-1 market with 66% global share* that is increasing revenue efficiency per liter The global opportunity in Alpha-1 patient identification and treatment is large, making new and underdeveloped markets a core part of our growth strategy Our model of driving patient identification through dedicated pulmonary teams and offering disease management for Alpha-1 patients has proven successful in North America, Germany, Canada and Spain. We are expanding the strategy to new markets The addition of Linhaliq® for non-cystic fibrosis bronchiectasis (NCFBE) will be the first portfolio addition to take advantage of our commercial strength in the specialized pulmonary market Source: Internal data, MRB & Secondary official data year 2014

Grifols pdFactorVIII 65

66 Grifols holds leading pdFVIII position pdFVIII global market shares1 Grifols regional split2 (value) (value) 1 Source: Internal data, MRB & Secondary official data year 2014 2 Grifols 2014 net revenues

67 Significant Grifols’ market penetration in 2015 in key emerging countries (i.e.: Russia, Indonesia, Brazil, Chile and Malaysia) Access to treatment is still the main challenge While main developed countries (U.S., Canada, Australia and EU) are above 5 IU/capita, access to treatment is still very far from the minimum defined by the WFH (3 IU/capita) in the rest of the world

68 Grifols pdFVIII is growing faster than the market CAGR: 6% U.S. pdFVIII rolling 12 months - market supply ('000 IU) Grifols market share does not include sales to Kedrion Source: PPTA and Internal data 27% 30% 29% 33% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 300,000 350,000 400,000 450,000 500,000 550,000 600,000 650,000 2012 2013 2014 2015 Industry LTM LTM Market Share

69 CAGR: 6% Spain pdFVIII rolling 12 months - market supply ('000 IU) Leadership & continuous growth extends to other relevant markets Source: PPTA and Internal data 59% 63% 65% 0% 20% 40% 60% 80% 100% 40,000 60,000 80,000 100,000 2013 2014 2015 Industry LTM LTM Market Share

Growth to continue for plasma-derived therapies - I

Key drivers of success for the commercial market

Improve brand choice in ITI treatment:

- Alphanate® is the preferred natural factor VIII among U.S. hematologists practicing in hemophilia treatment centers
  - Survey participants preferred Alphanate® over the other five available natural factor VIII products by a statistically significant margin [(p<0.05) 95% confidence interval]*
  - Alphanate® has captured the leading share of the plasma derived FVIII high volume market
- Improve Fanhdi® and Alphanate® labelling:
  - Experience labelling on ITI (extensively approved within EU, and main Latam countries and extending to more countries)
  - ITI prospective trial (Alphanate® trial)

** Source: Adivo/MRB*

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71 Hemophilia HV U.S. patient population Y-o-Y Growth of 2000IU = 359.8% Distribution of U.S. Alphanate® Sales volume by size Growth to continue for plasma-derived therapies - II Key drivers of success for the commercial market Improve Fanhdi® and Alphanate® convenience: High vial assays: Alphanate® 2000 IU vial Future projects: Higher assays, reduce the volume Source: UDC date 2011 / MRB / PPTA / Market Research 380 110 0 100 200 300 400 HV Protocol HV Protocol on pdFVIII Patients Future Opportunity

72 Launched on 3/16! SIPPET Awareness Campaign Inhibitorinfo.org Home for all content related to inhibitors and SIPPET The site will release breaking news regarding inhibitors e.g. SIPPET Four phases of content planned for 2016, so content is continually refreshed Partner organizations will also provide content from this site to their audience

73 Grifols pdFVIII summary Source: Internal data, MRB & Secondary official data year 2014 Grifols maintains a leading position in the pdFVIII market with 21% global share* and volume increase above the market that keeps the FVIII as one of the key proteins to balance the liter Grifols pdFVIII is growing faster than the market with the dissemination of positive experiences of natural FVIII/VWF complex used to treat patients that developed inhibitors Alphanate® has a leadership position in the U.S. with the highest market share Alphanate® is the preferred natural factor VIII among hematologists practicing in hemophilia treatment centers Emerging countries as a relevant growth opportunity as budget allocation for healthcare resources increases

Bioscience Takeaways 74

75 Significant growth opportunities remain for key proteins Strategic focus is on market growth and geographic expansion while delivering innovation Grifols sustains a leading position within our core business of plasma-derived therapies, being #1 in most of the major proteins Grifols keeps investing in the Bioscience Division to sustain growth throughout the planning period Bioscience - Takeaways

[LOGO]

SIPPET study. Opportunities for pdFactor VIII Maria Salvat 77

What do inhibitors mean for Hemophilia A patients?

Patients with inhibitors go from being controlled with regular treatment to being uncontrolled and at risk of significant bleeding complications

- **Impact on patient's morbidity:**
  - Inhibitors double the likelihood a patient will be hospitalized for a bleeding complication[1]
- **Economic impact**
  - Inhibitors multiply the cost of treatment and hospital care by 2 to 10 times[1]
  - Inhibitors have a lifetime cost estimate of USD 19-40 million[2]
- **Impact on mortality:**
  - Inhibitors increase the odds of death by 70% compared to patients without an inhibitor in severe hemophilia A[3]

1. Soucie JM, et al. Haemophilia 2014; 20 (2): 230-237
2. Earnshaw; Haemophilia (2015), 21, 310-319
3. Walsh et al; Am. J. Hematol. 90:400–405, 2015

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79 The risk for inhibitor development in hemophilia A is significant All patients with hemophilia A are at risk of developing inhibitors, regardless of age and disease severity4 25% of patients who develop inhibitors will have them for life5 It’s estimated that UP TO 35% OF PATIENTS with hemophilia A can develop inhibitors, usually during infancy or early childhood6 4. Soucie JM, et al. Haemophilia 2014; 20 (2): 230-237 5. Valentino LA, et al; Haemophilia 2015:1-9. doi: 10.1117hae.12730 6. Oldengurg J, et al. Haematologica 2015; 100(2):149-156

EMA: “In hemophilia A patients, replacement therapy with factor VIII products has become state-of-the-art. However, a serious complication in the treatment of hemophilia A is the development of neutralizing antibodies against FVIII, causing therapy resistance and increased risk of bleeding”7 FDA (Dr. Jay Epstein): “Today, with HIV and other viral contaminants under control, inhibitor formation presents itself as the chief adverse event associated with the use of antihemophilic factor”8 MASAC: “Inhibitor development is the single most important complication of clotting factor usage, especially in patients with hemophilia A”9 80 Reflection paper on Immune Tolerance Induction in HA patients with inhibitors. 21 March 2013, EMA/CHMP/BPWP/153137/2011 Introductory remarks. FDA workshop on Factor VIII inhibitors, transcript, page 7; Bethesda, November 21st, 2003 MASAC Recommendation #216, May 10, 2013 Development of inhibitors is currently the major complication

81 Risk factors for inhibitor development are well defined Still considered somewhat controversial Unmodifiable Modifiable Genetic factors10 Severity of hemophilia Large mutations of the FVIII gene Family history of inhibitor Ethnicity Environmental factors10 Intensive FVIII treatment Immunologic/ inflammatory / infectious events Early exposure to FVIII treatment Type of FVIII used 10. Peyvandi F et al; Lancet 2016 doi.org/10.1016/S0140-6736(15)01123-X

82 Immunogenicity of rFVIII vs pdFVIII a long and passionate debate National registries Retrospective studies Reviews / Meta-analyses Observational studies 2003 2006 2010 2013 No conclusive evidence emerged

83 SIPPET study: evaluating inhibitor development Goal: to investigate if FVIII source (plasma-derived FVIII containing VWF or recombinant FVIII) affects the rate of inhibitor development in PUPs* with severe hemophilia A (a product class study) Study sponsored by the Angelo Bianchi Bonomi Foundation (Milan, Italy) Financial support from Italian Ministry of Health and unrestricted grants from Grifols, Kedrion and LFB * PUPs: Previously untreated patients

84 Published in the New England Journal of Medicine, May 26th 2016 Peyvandi F et al. N Engl J Med 2016;374:2054-64

85 SIPPET study, the only randomized clinical trial Design: An investigator-initiated, multicenter, randomized open-label clinical trial in previously untreated or minimally treated patients with severe hemophilia A Eligibility criteria: Male sex Age ≤ 6 years Severe hemophilia A (FVIII:C<1 IU/dl) Previously untreated with any FVIII concentrate, not or minimally treated (<5 times) with blood components* No treatment with investigational drugs and negative for FVIII inhibitors * whole blood, fresh frozen plasma, packed red blood cells, platelets, cryoprecipitate

86 Randomization makes SIPPET unique The value of randomization: Leads to two groups that are equal in all known and unknown factors Minimizes confounding factors that could influence the outcome Study period: Randomized patients were followed for 50 exposures days or 3 years from randomization or until confirmed inhibitor, whichever occurred first

87 Patients’ baseline characteristics evenly distributed * Not considered a baseline characteristic

88 Results: 35.4% cumulative incidence of all inhibitors Cumulative incidence of all inhibitors Cumulative inhibitor incidence 35.4% (95% confidence interval 28.9-41.9%) Primary Endpoint *: 76 patients developed an inhibitor 73% of inhibitors were persistent All inhibitors occurred before 39 exposure days (range 2-38) * Primary Endpoint: The development of an inhibitor 0.4 BU by Bethesda assay with the Nijmegen modification 35.4% 64.6 % Inhibitors No inhibitors

89 Nearly twice rFVIII inhibitor incidence vs pdFVIII/VWF For all inhibitor formation: The recombinant FVIII class was associated with an 87% higher incidence of inhibitors than pdFVIII containing VWF class (HR* 1.87, CI95 1.17-2.96) * HR: Hazard ratio 26.8% 73.2 % pdFVIII containing VWF Inhibitors No Inhibitors 44.5% 55.5% Recombinant FVIII Inhibitors No Inhibitors

90 23.3% cumulative incidence of high-titer inhibitors Cumulative incidence of high-titer inhibitors Cumulative high-titer inhibitor incidence 23.3% (95% confidence interval (CI95 17.6-29.0) Secondary Endpoint *: 66% (50 of 76) of inhibitors were high-titer 89% of high-titer inhibitors were persistent All high-titer inhibitors occurred before 34 exposure days (range 2-33) * Secondary Endpoint: High-titer inhibitors defined by peak levels ≥ 5 BU during 6 months observation 23.3% 76.7% Inhibitors No inhibitors

91 For high-titer inhibitors the HR was 1.69 For high-titer inhibitor formation: The rate was 69% increased for recombinant FVIII (HR* 1.69, CI95 0.96-2.98) A similarly increased hazard ratio (1.69) with a slightly wider confidence interval was observed This estimate was not significant by conventional standards, probably owing to a small sample size * HR: Hazard ratio 18.5% 81.5 % pdFVIII containing VWF Inhibitors No Inhibitors 28.4% 71.6% Recombinant FVIII Inhibitors No Inhibitors

92 Cumulative incidence of inhibitors according to treatment group Inhibitor formation difference was evident before 5 Exposure Days Shown are Kaplan–Meier curves of inhibitor development for all inhibitors (≥0.4 Bethesda units; Panel A) and high-titer inhibitors (≥5 Bethesda units; Panel B). The curves depict the cumulative incidence of inhibitor development over time, which is counted as exposure days. Patients who did not complete 50 exposure days before trial termination are indicated by tick marks

93 No change results after confounding factors adjustment In analyses including putative confounding variables, hazard ratios did not deviate materially from the unadjusted hazard ratio Adjusted hazard ratios for rFVIII vs pdFVIII for all inhibitors

Countries showed no deviations from overall estimate To assess whether the overall results could have been derived from one specific country, sensitivity analysis was performed showing no deviations from the overall estimate 94

95 “The finding that native factor VIII products from human plasma are less immunogenic has the potential to affect treatment strategies” SIPPET study results - Conclusions

96 A sample of SIPPET reactions since the first presentation at 57th ASH Meeting (December 6, 2015)

97 SIPPET study results reactions

98 SIPPET study widely discussed in scientific congresses

Raising expectation on complete results and in some cases calling for action Main patients organizations (WFH, EHC, HFA, NHF ) and PPTA posted news on their website helping spread the message to all hemophilia community 99 SIPPET study results reactions http://www.hemophiliafed.org/news-stories/2015/12/update-2-sippet-study-2/ https://www.hemophilia.org/Newsroom/Medical-News/SIPPET-Study-Results-Published-in-NEJM http://www.wfh.org/en/page.aspx?pid=769 http://www.pptaglobal.org/regions/north-america/28-news/ppta-news/964-new-study-shows-increased-development-of-inhibitors-using-recombinant-factor-viii http://www.ehc.eu/sippet-study-conference-abstact-published /

HFA encourage patients to talk with doctors about the SIPPET study Manuel Carcao on behalf of the inhibitor committee of the AHCDC Canadian hemophilia treaters should take into consideration the SIPPET results Given SIPPET data, pdFVIII products should be presented to patients and families as an option for the treatment of PUP’s It remains the decision of individual clinics and families in this regards Association of Hemophilia Clinic Directors of Canada 100 SIPPET study results reactions Raising expectation on complete results and in some cases calling for action

Raising expectation on complete results and in some cases calling for action 101 SIPPET study results reactions The National Hemophilia Foundation’s Medical and Scientific Advisory Council (MASAC) will be reviewing the full study, making a thorough assessment of these findings and best determine what changes may be needed to the current MASAC recommendations for PUPS http://www.hemophiliafed.org/news-stories/2015/12/update-2-sippet-study-2/ https://www.hemophilia.org/Newsroom/Medical-News/SIPPET-Study-Results-Published-in-NEJM http://www.wfh.org/en/page.aspx?pid=769 http://www.pptaglobal.org/regions/north-america/28-news/ppta-news/964-new-study-shows-increased-development-of-inhibitors-using-recombinant-factor-viii http://www.ehc.eu/sippet-study-conference-abstact-published /

Donna M. DiMichele, MD (From the Division of Blood Diseases, National Heart, Lung, and Blood Institute, National Institutes of Health, Bethesda, MD.) Editorial: “These data must now be integrated globally into the multifactorial decision-making processes underlying product selection for at-risk children with severe hemophilia A” http://www.nejm.org/doi/full/10.1056/NEJMe1603419 SIPPET study results reactions Raising expectation on complete results and in some cases calling for action 102

“For every 10 patients who are treated with rFVIII as opposed to pdFVIII, one patient is expected to develop high-titre inhibitors” “SIPPET findings have important clinical implications, but also the economic consequences deserve to be considered”. “ EUR 338,770 can represent the median lifetime increase in cost per patient that can be attributed to the development of inhibitors”. “ if one focuses the analysis only on the economic aspects, using recombinant Factor VIII as opposed to plasma-derived products implies an increase in the expenditure per patient of about USD 38,000 or EUR 33,877” http://www.bmj.com/content/350/bmj.h870/rr 103 SIPPET study results reactions Raising expectation on complete results and in some cases calling for action Andrea Messori HTA Unit, ESTAR Toscana Sabrina Trippoli, Claudio Marinai Regional Health Service 50100 Firenze

David Green, MD, PhD (Professor of Medicine Emeritus, Division of Hematology/Oncology, Department of Medicine, Feinberg School of Medicine of Northwestern University; and associate editor, NEJM Journal Watch, Oncology and Hematology) Comment: “The results of this trial confirm previous smaller, less-robust studies The rFVIII used in this trial lacked VWF; whether that explains the difference in inhibitor frequency in uncertain. Although recombinant products may pose less risk for transmission of infection, their greater propensity for inhibitor development will decrease enthusiasm for their use” SIPPET study results reactions Raising expectation on complete results and in some cases calling for action 104 http://www.jwatch.org/na41347/2016/05/25/inhibitor-development-hemophilia

105 Cedric Hermans (Head Division of Haematology Haemostasis and Thrombosis Unit, Haemophilia Clinic, St-Luc University Hospital Belgium. President of EAHAD) “Adoption and use of pdFVIII will probably be heterogeneous, showing marked variability between countries and centers and will be influenced by several objective and subjective factors such as acceptance and confidence of pdFVIII, availability and level of infectious safety of pdFVIII concentrates” SIPPET study results reactions Challenging view J Haem Pract 2016; 3(1):1-3. doi: 10.17225/jhp00071

106 Safety and effectiveness - a regulatory perspective “ an evidence based review of the effectiveness of recombinant factor versus native or monoclonal factor . . . found no studies that showed a definite advantage of one over the other.” (Surgeon General Letter Regarding Hemophilia Products, 2003) FDA (Dr. N. Jain): “FDA actually considers the plasma derived products to be safe and effective at the present time” (2013 HDDS FDA CBER Workshop on FVIII inhibitors. Page 186)

If countries where rFVIII is the current standard of care for PUPs, a decision to change and the hypothetical increase in demand for pdFVIII/VWF will not be a challenge from Grifols’ perspective Theoretical exercise: If all new severe PUPs in the EU, North America, and Australia were treated with pdFVIII/VWF, increased demand at year 3 would require an additional supply of 8% above 2014 Grifols sales* 107 * Assumptions: # of severe PUPs/year = 336 Prophylaxis dose: 40IU/kg x 3/week Supply of pd-therapies will not be a limitation treating PUPs

HTA: Health technology agency 108 SIPPET, a global study impacting all stakeholders SIPPET Physician Innovative and optimal medical practice Patient Quality of life HTA-Agency and Payers Cost effectiveness, cost benefit and healthcare policies Regulatory Agencies Product labeling Patient Associations Patient rights Hospitals Profitability Medical societies Standard of care

Guidelines recommending rFVIII for PUPs Tender markets with guidelines recommending rFVIII for PUPs Tender market with rFVIII + pdFVIII usage Tender market mostly/only pdFVIII No guidelines recommending rFVIII for PUPs 109 SIPPET, a global study for a global impact Some examples

110 SIPPET, the evidence that empowers the future of the FVIII/VWF SIPPET results expected to impact current roles of different hemophilia A therapies (rFVIII and pdFVIII/VWF), however both product categories are needed to cover patients’ needs Currently rFVIII captures ~80%* of the total FVIII market in U.S. and EU: U.S. is Grifols fastest growing market: Today Alphanate® is number one FVIII/VWF brand for treating patients with inhibitors * PPTA data EU rFVIII pdFVIII U.S. rFVIII pdFVIII

111 2001 2011 2014 & 2015 SIPPET, a key study for Grifols pdFVIII/VWF - I Grifols has always believed in the benefits of natural pdFVIII/VWF complex Several Grifols R & D investigational projects have focused in demonstrating the benefits of the natural pdFVIII/VWF complex related to immunogenicity

112 SIPPET, a key study for Grifols pdFVIII/VWF - II SIPPET confirms the R & D hypothesis of the VWF protective role SIPPET provides strong clinical evidence that product choice has implications in the management of PUPs SIPPET offers an opportunity to increase competitiveness and reputation of pdFVIII/VWF products

113 SIPPET study - Takeaways Development of inhibitors is currently the major complication of hemophilia A therapy SIPPET, the only randomized clinical trial evaluating inhibitor development rFVIII was associated with an 87% higher incidence of inhibitors than pdFVIII The results of this randomized study have implications in the choice of product for management of PUPs SIPPET offers an opportunity to increase competitiveness and reputation of pdFVIII/VWF products SIPPET confirms the promising results of our natural pdFVIII/VWF products from our investigational research Grifols, more than 20 years providing hemophilia therapies with the highest levels of safety

Bioscience manufacturing capacities Víctor Grífols Deu 114

115 Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter Bioscience strategic & tactic pillars

Beginning last year, an aggressive expansion plan to open 75 new facilities was announced, which will position Grifols to have a network of 225 donor centers in the U.S. by 2021 Recently Grifols has acquired 49% of IBBI and has an option for the remaining 51% by 2019 IBBI has 23 plasma donor centers, 8 blood centers and 1 laboratory 116 +50% Plasma center opening to support Bioscience growing demand 150 225 75 2014 2015-2021 Opening 2021 Total Centers Adittions

IBBI does not change the expansion plan 117 +50% Beginning last year, an aggressive expansion plan to open 75 new facilities was announced, which will position Grifols to have a network of 225 donor centers in the U.S. by 2021 Recently Grifols has acquired 49% of IBBI and has an option for the remaining 51% by 2019 IBBI has 23 plasma donor centers, 8 blood centers and 1 laboratory

Up to 1 year to obtain the FDA license. Need careful balancing of quality operation and collection volume increase Are necessary up to 3 years from a new center to achieve average collection volume and cost per liter of existing centers 118 New donor center behavior in start-up mode 100% 110% 120% 130% 140% 150% 160% 170% 180% 190% 200% 0% 20% 40% 60% 80% 100% 120% 6 12 18 24 30 36 Volume Growth Plasma Cost Evolution (Target Volume ) (Target Cost ) ( Month )

23 plasma donor centers that grant: A secured vertical integrated plasma volume At the same time this volume will be at a cruise speed cost from “day 1” 1 donor testing laboratory 8 blood collection centers So, IBBI will convey 119 +50% Start-up volume and cost behavior Up & running volume and cost behavior

120 As % of total plasma liter supply Targeting self-sufficiency for our plasma supply 83% 95% 99% 17% 5% 1% 2016 2020 2022 Source plasma supply Grifols 3rd party 60% 91% 91% 40% 9% 9% 2016 2020 2022 Hyperimmune plasma supply Grifols 3rd party

Grifols currently has 2 laboratories in Texas: San Marcos opened in 2012 Scheduled an expansion of Austin to be operative in 2019 IBBI has its own laboratory in Memphis 121 As % of total plasma liter supply Plasma testing as well towards vertical integration model 53% 86% 95% 95% 47% 14% 5% 5% 2011 2016 2020 2022 Grifols 3rd party

2 logistics and plasma warehousing centers have been already constructed: Clayton complex with a capacity for 3.7 million liters Dublin complex with a capacity for 800 thousand liters Both facilities will be fully operational by the end of 2016 122 Storage capacity: in million plasma liter +3.7 Own -1.1 Rent +2.6 Plasma warehousing capacity in line with expansion plan 2.6 5.2 5.2 5.2 1.0 1.8 1.8 1.8 3.6 7.0 7.0 7.0 2011 2016 2020 2022 EU US

123 Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter Bioscience manufacturing capacities strategic & tactic pillars

124 CAGR: Net 8.1% - Gross 14.4% Given the long time to execute, validate and get approvals is key to decide well in advance where, when, and for how much capacity a facility is built. Installed capacity by sites: in million plasma liter equivalent/year * Includes Melville frac. plant transferred to Kedrion in July 2013 Fractionation capacity planned to meet growing demand 2.1 4.3 4.8 4.8 2.2 2.4 2.4 2.4 3.7 7.2 5.9 11.8 8.0 13.8 13.0 18.9 2011 2016 2020 2022 CLY* LA BCN +2.2 +0.2 +5.1 NFF - 0.4 Old F - 1.2 MEL +3.5 +0.5 = = = +0.8 NFF - 2.1 Old F - 1.2 +5.9

Site: Clayton CAPEX: USD 90 million Timeline: From Q1 2016 through Q1 2022 Capacity: 5.9 million liters of plasma Technical aspects: Will be a three floor facility (4,500m2) containing: 1st: Paste separation, cold boxes, RM & Prod. I/O, HVAC, tanks glycol pumps, electrical cabinets 2nd: ABOs, reactors, gowning area 3rd: RM warehouse, buffer prep., technical area 125 * Not considering the Old frac. New fractionation plant that will double* CLY capacity by 2022

126 Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter Bioscience manufacturing capacities strategic & tactic pillars

127 All before 2018 +2.1 BCN +3.3 LA +1.7 CLY +7.1 +6.0 DUB Once decided the fractionation capacity expansion, simultaneously same decision is taken for protein purification Installed capacity: in million plasma liter equivalent/year Albumin purification installed capacity leading the expansion 8.0 13.9 13.0 18.9 6.0 10.4 17.5 23.5 75% 75% 134% 124% 2011 2016 2020 2022 FRAC ALB ALB/FRAC RATIO

Site: Dublin CAPEX: USD 85 million Timeline: From Q1 2016 through Q1 2021 Capacity: 6.0 million PLE Format: Flexible bags Technical aspects: Will be a three floor facility (17,500 m2), containing: 1st : Warehouse, aseptic filling, purification and pasteurization areas, quarantine 2nd: In-process control lab, gowning area 3rd: QC lab, tech. area, offices, cafeteria 128 New albumin plant fully dedicated to flexible bags

129 +2.4 LA +0.5 CLY +2.9 +5.9 CLY Installed capacity: in million plasma liter equivalent/year Once decided the fractionation capacity expansion, simultaneously same decision is taken for protein purification Immunoglobulin purif. capacity growing in line with fractionation 8.0 13.9 13.0 18.9 8.9 10.3 13.2 19.1 112% 74% 101% 101% 2011 2016 2020 2022 FRAC IG IG/FRAC RATIO

Site: Clayton CAPEX: USD 120 million Timeline: From Q1 2016 through Q1 2022 Capacity: 5.9 million PLE Format: Vials Technical aspects: Will be a three floor facility, containing: 1st: Liquid aseptic filling, NVC & VC 2nd: Buffer prep., technical area 3rd: Hyperimmunes area 130 New Gamunex® plant able to process all II+III from new CLY frac.

131 Installed capacity: in million plasma liter equivalent/year Progressive +3.3 all in Clayton Once decided the fractionation capacity expansion, simultaneously same decision is taken for protein purification Factor VIII purification capacity adequately increasing 8.0 13.9 13.0 18.9 7.1 10.2 11.2 13.5 89% 74% 86% 71% 2011 2016 2020 2022 FRAC FVIII FVIII/FRAC RATIO

132 Progressive +7.0 BCN Installed capacity: in million plasma liter equivalent/year Once decided the fractionation capacity expansion, simultaneously same decision is taken for protein purification Alpha-1 purification capacity multiplied by ~2.5x in 4 years time 8.0 13.9 13.0 18.9 3.5 5.2 12.2 12.2 43% 37% 94% 64% 2011 2016 2020 2022 FRAC A-1 A-1/FRAC RATIO

Site: Barcelona CAPEX: USD 65 million Timeline: From Q3 2014 through Q3 2017 Capacity: 4.3 million PLE Format: Vials Technical aspects: Will be a three floor facility (7,250 m2), containing: 1st: Aseptic processing, VC purification, vial washing, prep and nano filtration 2nd: NVC purification, VC purification 3rd: VC PEG buffer prep., electrical 6 tech. areas, office 133 The Prolastin®-C plant in Europe

134 Summary by protein In red, fractionation installed capacity as target (frac./frac. ratio) In blue, protein/frac. ratio Protein purification installed capacity: Aligned with fractionation 2011 2011 2011 2011 2016 2016 2016 2016 2020 2020 2020 2020 2022 2022 2022 2022 0% 20% 40% 60% 80% 100% 120% 140% ALB IG FVIII A-1

Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter 135 Bioscience manufacturing capacities strategic & tactic pillars

Paste cross-licensing map: Manufacturing flexibility


PASTE:
FROM:
PURIFIED IN:
FR. V (ALBUMIN)
CRYO (F VIII)
FR. II+III (IG)
FR. IV1 (ALPHA-1)
BCN
LA
CLY
B L C
B L* C
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
X
Licensed
In process
X: Not needed
Desired cross-licensing achieved

* No Alpha-1 purification facility in LA

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Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter 137 Bioscience manufacturing capacities strategic & tactic pillars

138 Summary by protein In red, actual fractionation as target (frac./frac. ratio) In blue, protein/frac. Ratio At least “3 proteins” to be sold at similar level in PLE, which will determine the level of fractionation each year Protein sale evolution: Focus on plasma utilization balance 2011 2011 2011 2011 2012 2012 2012 2012 2013 2013 2013 2013 2014 2014 2014 2014 2015 2015 2015 2015 0% 20% 40% 60% 80% 100% 120% ALB IG FVIII A-1

139 Ensure equilibrium in installed capacities of plasma procurement, plasma fractionation and protein purification Latent capacity is needed to support sustained growth of the business Full manufacturing flexibility for all plasma fractions Balance the plasma use of at least “3 proteins” (1+1+1/2+1/2) in terms of sales to optimize income per liter Bioscience manufacturing capacities strategic & tactic pillars

Plasma economics lever…five years later


* Proforma Jan-May data for Talecris
Great commercial effort to market as finished product what was either sold as intermediates in the past (positive price impact) or unharvested paste together with improved yields at Clayton
Three pillars:
- convert intermediates into FP
- tender market supply
- ITI expansion
Constant expansion of current markets together with new markets penetration
11*-15 CAGR for:
Liters fractionated
Volume sold
Plasma throughput modulated to achieve a balanced growth across top proteins while optimizing its inventories
Above fractionation CAGR due to better yields by means of Gamunex®/Flebogamma® mix
Overall, successful strategy, with the main cost input (plasma) growing a +3.6%, Grifols has been able to deliver a +6.0% of output
3.6%
7.1%
5.3%
6.1%
9.6%
6.0%
FRAC (L)
ALB & Fr.V (g)
IG (g)
FVIII & CRYO (IU)
A-1 (g)
BIOSC. (€ at CC)

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141 Bioscience manufacturing capacities: Takeaways After five years of Talecris acquisition, the company has successfully operated with inventories, manufacturing capabilities (capacity-flexibility) and commercial strategies in order to deliver more output than input Grifols continues to strengthen its capacity leadership with a new industrial investment wave in place until 2022 for plasma procurement-fractionation-purification expansions, that will ensure our ability to meet the demand of plasma derived products until 2028-2030 All these investments, as usual, are designed and executed by Grifols Engineering. Its wealth of experience gives Grifols a clear competitive advantage, in execution and approval time, investment cost, running cost and Grifols unique manufacturing processes The goal is to continue delivering a sustainable and profitable growth based on plasma utilization balance

[LOGO]

Hospital Division Peter Allen 143

144 Grifols strong legacy business in Spain Grifols poised for penetration in U.S. market Opportunistic expansion in ROW/LATAM Hospital Division is strategic to Bioscience business Methodical pursuit of a successful strategy Hospital Division legacy is basis for U.S. expansion

145 Strong Legacy Business - Spain Broad portfolio: IV therapy base Medical device Pharmatech Clinical nutrition Advanced Hospital pharmacies Good “backyard” customer base; learning, trialing Manufacturing and engineering advantages 145 Grifols maintains a strong position and reputation in Spain

Compliant sterile cleanrooms Secure high density inventory management IV workflow management system Gri-Fill sterile compounder Kiro® Oncology Sterile disposables Grifols poised for penetration in U.S. market The U.S. market drivers align with Grifols strengths Novel Pharmatech portfolio - alignment of trends Regulatory specific Personalized medicine individualized automation, process and compliance Accountability care organization outcomes Opportunity for end to end compounding portfolio: control, efficiency, data 146

147 Robust Oncology technology is first product of Kiro® platform

148 Bioscience Diagnostic Hospital Grifols poised for penetration in U.S. market Leverage Bioscience and Diagnostic brands and Grifols Engineering strength Capability for strategic acquisitions Opportunistic expansion in ROW/LATAM The U.S. market drivers align with Grifols strengths

149 Hospital Division is strategic to Bioscience business Grifols technology in plastics and IV fluids and Grifols Engineering capabilities offer strategic value to our Bioscience business New flexible container for biological products Product differentiation vs other competitors Albumin in initial release Saline production advantages to Grifols plasma centers Provides secured supply and cost containment Opportunity to market LVP’s* in the U.S. Diluents for Grifols Bioscience lyophilized plasma proteins Provides long-term secured supply stability Volume benefits Hospital Div. portfolio & Grifols Engineering creates opportunities * Large Volume Parenterals

150 Methodical pursuit of a successful strategy Current market position Spain United States ROW/LATAM Customer/Technology advising the future Gap assessment Revised strategy - emphasis in U.S. market Drafts; feedback loops Gap analysis Options objectives Market & tech trends External internal input Strategic plan Strategic considerations inform future U.S. focus

151 Hospital Division - Takeaways Strong legacy base Good portfolio, well-timed for U.S. market Strategic benefits to Bioscience by Grifols Engineering Worldwide pursuit of organic and non-organic growth opportunities

Diagnostic Division Carsten Schroeder 152

The Diagnostic Division is a global organization AT-A-GLANCE UNITED STATES DIAGNOSTIC COMMERCIAL HQ & DX MANUFACTURING Emeryville, CA CHINA REGIONAL OFFICE Hong Kong AUSTRALIA DX MANUFACTURING Merlbourne SPAIN REGIONAL OFFICE Barcelona DX MANUFACTURING Barcelona (HQ) Bilbao Murcia SWITZERLAND DX MANUFACTURING Düdingen 1,100+ full-time employees supporting Diagnostic success Integrated from assay/ instrumentation development through commercialization FDA, GMP & CE Licenses We are the global leader in transfusion medicine 153 We are building a portfolio in Specialty Diagnostics

Detect human diseases Monitor therapies Ensure a safe blood and plasma supply Our mission is to 154 Build a global Diagnostic company focused on select, high value markets providing innovative solutions to:

Diagnostic had EUR 691 M in sales in 2015

NAT, Immunoassays and Immunohematology are our core businesses

PEOPLE	160 sales and 50 marketing people globally
DIRECT vs. DISTRIBUTORS	Sales in +85 countries of which 30 direct
2015 SALES	Well-balanced geographically



By Product Line
SDx
Others
BCS
IH
Immunoassays
EUR 691 M
NAT



By Region
LATAM
Other
APAC
Immunoassays
EUR 691 M
EMEA
North America

* NAT = Nucleic Acid Testing; Immunoassays = Antigens + Joint Business; IH = Immunohematology; BCS = Blood Collection Systems; SDx = Specialty Diagnostics; Others = Hemostasis, Pathogen Inactivation, Blood Group Genotyping and Special Revenue

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Service is a differentiating factor in our go to market strategy

We have an installed base of ~6,000 instruments worldwide

PEOPLE	+250 Global service & Training associates support to +110 distributors
GLOBAL SERVICE	Global presence +85 countries - 30 direct
FUTURE PROJECTS	ServiceMax software rollout worldwide

INSTALLED BASE


By Region
LATAM
North America
EMEA
APAC
~6,000 units


By Instrument
Others
NAT
Immunohematology
~6,000 units

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GRIFOLS

Transfusion Medicine represents 95% of our revenues

We serve blood banks, hospital based transfusion services and plasma fractionators

Transfusion Medicine*
USD ~4 billion market potential



USD 0.9 Bn NAT
USD 1.3 Bn BLOOD TYPING
USD 0.8 Bn SEROLOGY
USD 0.8 Bn BLOOD COLLECTION SYSTEMS

* Does not include plasma collection
Source: 2014 Markets reports

NAT — Grifols is global leader in NAT with 55% market share in adopted markets
- 79% in U.S. and 68% in APAC
- Approx. 24 % market remains un-adopted

Blood Typing — 9% market share globally, growing double-digit
- Growing in the U.S.
- Strong position in China, Mexico, France & Spain

Serology — Our HCV/HIV antigens are present in 50-80% of immunoassays of Abbott, Siemens and OCD depending on segment & geography

Blood Collection Systems — Strong position in LATAM and Spain

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Two key long-term partnerships in NAT and Immunoassays

Immunohematology is a vertically integrated business

NAT - Donor Screening

Revenue share agreement (until 2025)

GRIFOLS

- HCV & HIV patents
- Product commercialization, technical service, support & training
- Regulatory activities outside of U.S.

HOLOGIC®

- Product development & manufacturing
- Technology (TMA) patent
- Regulatory activities in the U.S.

Immunoassays

Profit share agreement (until 2039)

GRIFOLS

- HCV & HIV patents
- Antigen research, manufacturing & supply
- Assay research support

Ortho Clinical Diagnostics

- Assay development & manufacturing
- Instrument development & manufacturing
- Product commercialization

Immunohematology

Vertically integrated business. We are wholly responsible for development, manufacturing (instruments, assays, red blood cells and antisera), sales and service

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GRIFOLS

Future growth drivers Geographic expansion into non-adopted countries Plasma fractionators (in addition to Grifols) will be addressed with new Procleix Ultrio Elite & Panther in large pool sizes Emerging pathogens: Zika & Babesia Adopted Unadopted Grifols Roche Others Global Market Split (88 m Donations)* Global Share of Adopted (67 m Donations) 55% United States (13.5 m Donations) Rest of the World (53.5 m Donations) 76% 79% 49% Market challenges Declining number of blood donations in developed countries due to blood management programs We are the global leader in NAT Blood Donor Screening * Does not include plasma donation Source: Q4 2015 Internal Data 159 Despite market challenge, there is significant long-term growth potential Global Share of Adopted (67 m Donations)

* IND = Investigational New Device Our Procleix assay menu includes: Not all assay are available in all territories Procleix Ultrio Procleix Ultrio Plus Procleix Ultrio Elite Procleix WNV Procleix HEV Procleix Parvo/HAV Procleix Dengue Virus IND* in preparation for: Procleix Zika Virus Procleix Babesia Complete portfolio of NAT Instruments and Assays 160 We are working to develop new assays for emerging pathogens

Automation will strengthen our NAT portfolio 161 Next Generation Middleware will help to simplify laboratory workflow Procleix Panther AR AR = Automation Ready Networks analyzers, to think and act as one analyzer with operational dashboard, ability to connect to standardized laboratory track systems Procleix Panther AR Workcell Customized track system that routes samples tubes for testing to multiple Panther systems with minimal human interaction Next Generation Middleware Modular, flexible middleware to enhance laboratory operational efficiency

Abbott new contract extension provides long-term benefits: Total contract value USD 700 M Extend contract to 2026, increasing NPV by USD 200 M Future growth drivers New HIV Combo for OCD’s VITROS platform Expand customer base for antigens Expand portfolio of antigens USD 30 million cost reduction in annual manufacturing cost prior to project Horizon Further savings expected upon completion Abbott contracts value comparison (USD M) Old Contract We supply HCV and HIV antigens to the top 3 immunoassay players World wide market leader in hep/retro immunoassays 162 Opportunities to expand customer base and product portfolio

Future growth drivers Complete product portfolio Market share gain China Argentina Mexico, Chile Spain 25% +50% 30% France global Market Share Grifols Geographic Split Grifols Others APAC North America Grifols Others 14% 9% Source: Q4 2015 Internal Data EMEA LATAM Immunohematology is experiencing double digit growth 163 Penetration in the U.S. market will drive growth in the mid-term

Gel Cards Red Blood Cells & Antisera Manual Semi-Automated Automated Instruments Commercial launch planned for 2017 in Europe Complete portfolio of instruments, gel cards, RBC and antisera 164 Upcoming launch of Eflexis® will further enhance our instrument portfolio The DGgel® product line consists in manual, semi-automated and automated instruments, gel cards, red blood cells and antisera products

U.S. IH - Significant growth in just one year

Our Investments in Sales, Marketing and Service for market entry are paying off

MARKET OPPORTUNITY

North America is the largest (approx. USD 400 M) and least automated market for Blood Typing Solutions products

OUR GOAL

Our goal is to achieve a >15% market share in the mid-term

SELECTED WINS & DISTRIBUTORS PARTNERS

- Reference accounts
  - OHSU (Oregon Health & Science University), New York Presbyterian
- IDN (Independent Delivery Networks):
  - Tricore, SSM Healthcare
- Federal
  - AttainIT (Distributor)
- Small hospitals
  - McKesson (Distributor)


SITE INSTALLED AS Q1-2016
MAIN INSTRUMENT ON SITE:
ERYTRA
WADIANA
READER
UNDER CONTRACT (NOT INSTALLED)

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GRIFOLS

Global manufacturing footprint to serve world-wide customers

New capacity being built in the U.S., Spain and Brazil

EMERYVILLE California - U.S.	Manufacture of antigens for diagnostic tests. Expansion: Project Horizon
MURCIA Spain	Production of intravenous serums in flexible packaging and blood collection systems. Under expansion
CURITIBA Brazil	New factory for production of blood collection systems
PARETS DEL VALLES Barcelona - Spain	Instruments and in-vitro diagnostic reagents for immunohematology, autoimmunity and hemostasis
DÜDINGEN Switzerland	Production of tests for the rapid identification of blood type (MDMulticard®); gel-technology test cards (DG GEL®) and Reagent RBC
MELBOURNE Australia	Production of gel-technology test cards (DG GEL®) and red blood cells
DERIO Vizcaya - Spain	Design and manufacture of molecular biology tests and immunoassays


UNITED STATES
SPAIN
SWITZERLAND
BRAZIL
AUSTRALIA

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Ultra-sensitive immunoassay testing Exclusive worldwide license for Singulex’s` proprietary ultra sensitive Single Molecule Counting SMCTM technology for blood and plasma screening Technology applicable to both transfusion and specialty diagnostics Enable high-value assays using rare biomarkers Reduces time to results for standard assays Amenable to Point of Care, automated IVD, and CLIA Potential areas of application include: Infectious disease Neurodegenerative Autoimmune Transplantation Oncology Company Highlights A private company founded in 2003 HQ in the San Francisco Bay Area (Alameda, California) Employees: 250 (immunoassay expertise) Singulex SMCTM Technology Capture Wash & Concentrate Transfer to reader Digital Detection Grifols has acquired 20% of Singulex Inc. 167 State-of-the-art, innovative technology is key for future growth

PROMONITOR® CLIA U.S. AESKU HEMOSTASIS PROMONITOR® ELISA test offer key information about drug bioavailability and immunogenicity in patients prescribed with biological therapy for the treatment of chronic inflammatory diseases and other indications We are strengthening our position in Specialty Diagnostics 168 We are building a portfolio of businesses for future growth Continue to expand product portfolio, extending use to other biologics and biosimilars Create commercial structure to go direct in five European countries Leverage existing CLIA facilities in San Marcos to expand service lab offering for drug monitoring, autoimmune and neurodegenerative diseases Created sales force to introduce autoimmunity product line in the U.S. Great product line of instruments & reagents Actively evaluating global distribution model

Grifols CLIA lab is located in San Marcos (TX) PROMONITOR® CLIA* U.S. AESKU HEMOSTASIS Continue to expand product portfolio, extending use to other biologics and biosimilars Create commercial structure to go direct in five European countries Leverage existing CLIA facilities in San Marcos to expand service lab offering for drug monitoring, autoimmune and neurodegenerative diseases Created sales force to introduce autoimmunity product line in the U.S. Great product line of instruments & reagents Actively evaluating global distribution model Tests currently available Familial Hypercholesterolemia (FH) Araclon AB assay for AMBAR study ApoE assay for Alzheimer prognosis We are strengthening our position in Specialty Diagnostics 169 We are building a portfolio of businesses for future growth *CLIA = Clinical Laboratory Improvement Amendments

PROMONITOR® CLIA U.S. AESKU HEMOSTASIS Continue to expand product portfolio, extending use to other biologics and biosimilars Create commercial structure to go direct in five European countries Leverage existing CLIA facilities in San Marcos to expand service lab offering for drug monitoring, autoimmune and neurodegenerative diseases Created sales force to introduce autoimmunity product line in the U.S. Great product line of instruments & reagents Actively evaluating global distribution model We are strengthening our position in Specialty Diagnostics We have a scalable portfolio of hemostasis analyzers and a dedicated portfolio of coagulation reagent 170 We are building a portfolio of businesses for future growth

Helios System is pending FDA approval PROMONITOR® CLIA U.S. AESKU HEMOSTASIS Continue to expand product portfolio, extending use to other biologics and biosimilars Create commercial structure to go direct in five European countries Leverage existing CLIA facilities in San Marcos to expand service lab offering for drug monitoring, autoimmune and neurodegenerative diseases Created sales force to introduce autoimmunity product line in the U.S. Great product line of instruments & reagents Actively evaluating global distribution model We are strengthening our position in Specialty Diagnostics 171 We are building a portfolio of businesses for future growth

Created a global Diagnostic Division, well-balanced geographically and with standardized and globalized management processes Integration (2014 - 2015) Transition (2016 - 2017) Growth (2018 - ) NAT, Immunoassays and Immunohematology represent the core businesses today. We invest to: strengthen our current partnership with Hologic and Ortho expand our commercial reach (geographies, products & customers) additional global distribution network increase our manufacturing capabilities enhance our product portfolio to strengthen competitive edge acquire new technologies (SMCTM from Singulex) with broad applicability Building a well diversified portfolio of businesses in Specialty Diagnostic Leverage leadership position in Transfusion Medicine to offer more products to core customer groups and acquisition of new customers (plasma fractionators) Grow our existing product lines in Specialty Diagnostics Explore M&A opportunities We are positioning the business for future growth and profitability 172

Project Horizon - Grifols Diagnostic Industrial Group Emeryville, California (U.S.) Oriol Duñach 173

Antigen: Any substance that causes the immune system to produce antibodies against it (for instance, virus proteins) Recombinant antigen (rAg): Substances (proteins) produced by genetic engineering Used in diagnostic testing to detect the presence of antibodies (Ab) against it: rAg + corresponding Ab Reaction The presence of antibodies evidences that the patient has been in contact with the virus What are Recombinant Antigens (rAg’s)? 174

175 Antigen manufacturing process: seed creation VIRAL DNA R & D DNA SEQUENCING MOLECULAR BIOLOGY REPLICATION & EXPRESSION PROTEIN SCIENCE MOLECULAR BIOLOGY

176 Antigen manufacturing process: overview MASTER SEED INOCULUM FERMENTATION HARVEST COMMERCIAL PRODUCTS BULK PRODUCT FILL PURIFICATION EXTRACTION

177 Antigen manufacturing process: key steps FINAL PRODUCT SEEDS FERMENTATION PURIFICATION R & D UPSTREAM DOWNSTREAM

178 Main customers ABBOTT OCD SIEMENS ORASURE New potential customers

179 Project Horizon: project redesign objectives - October 2014 Leverage Grifols know-how to optimize investment State-of-the-art manufacturing facility Increase manufacturing process flow efficiency, indirectly increasing also capacity Optimize utilization of space in the building Consolidate under one roof all manufacturing processes, including material handling and warehouse operations Available space for future manufacturing growth

180 Project Horizon: investing for future growth Emeryville site antigen manufacturing Consolidated manufacturing facility for all bulk antigen products Purification bulk fill Tech Services GMP warehouse Yeast fermentation E. Coli fermentation CMF Building

1st Floor Freezer Farm, Warehouse, Offices 2nd Floor Future expansion, Shipping & Receiving, Gowning, Offices 3rd Floor Fermentation, Purification, Filling, Tech Services 4th Floor Utilities, Maintenance, Calibrations 181 Project Horizon - reimagining the project: CMF building scope

182 GMP warehouse and raw material inspection Mixed office plan Conference & Training Horizon - 1st Floor: GMP warehouse & Raw materials inspection

Warehouse shipping / receiving Future manufacturing expansion 9,000 sq. ft. Mixed office plan 183 Horizon - 2nd Floor: shipping/receiving, offices & manufacturing

Upstream processes Downstream processes Centralized tech services 3rd Floor Manufacturing Facility 25,000 sq. ft. 184 Horizon - 3rd Floor concept: how we optimize the process flow

Yeast fermentation E. Coli fermentation Bulk fill Purification suites Columns Solution prep Glassware Testing 185 Horizon - 3rd Floor: manufacturing facility

GMP spare parts storage Maintenance labs GMP utilities to support manufacturing spaces 186 Horizon - 4th Floor: utilities, maintenance labs & spare parts

Commissioning & Qualification Conformance / Comparability runs Jan. 2016 Jan. 2017 Jan. 2018 Aug 2015 Construction start May 2016 Building occupancy C&Q Start 4Q16 Warehouse operations transfer 1Q17 GMP start 2Q18 Tech transfer complete 1Q18 FDA inspection Apr 2015 Request permits 187 Project Horizon: Investing for future growth

188 Project Horizon: Investing for future growth

189 Project Horizon: Investing for future growth

190 Project Horizon: Investing for future growth

191 Project Horizon: Investing for future growth

192 Project Horizon - Takeaways Strategic manufacturing platform investment of approx. USD 80 million Manufacturing platform will be able to support the long-term supply requirements of Abbott contract (2026) and others The increased capacity allows for the manufacture of new antigens and also to expand the customer base The consolidation of all manufacturing operations under one roof and the optimization of the process flow will allow to further improve yields in the future

Research + Development + Innovation David Bell 193

New Innovation Organization 194

195 Grifols has a long history of transformative innovation - I changing the very essence of our industry Establishing the core technology of plasmapheresis Defining the state of technology through engineering and manufacturing pre-eminence Grifols remains a recognized leader in innovation redefining the concept of plasma therapeutics and exploring new platforms for growth

196 Grifols has a long history of transformative innovation - II Grifols ranked among the world’s 100 most innovative companies by Forbes magazine for the third consecutive year

Approvals for Hospital products by EMA or other European authorities Hospital 12 Regulatory submissions 920 Approvals for Biologic products FDA 38 EMA or other European authorities 77 Other regulatory authorities 202 317 FDA 21 EMA or other European authorities 32 Other regulatory authorities 449 Approvals for Diagnostic products 502 197 Innovation across all divisions: January 2015 - May 2016

Studies under the Grifols’ Investigator Sponsored Research Program covering 7 varied disease states Studies 35 198 Innovation across all divisions: January 2015 - May 2016 Granted covering 42 distinct inventions Patents 277

199 Robust R & D program that is not limited to internal resources We have deployed an innovative, productive and functional program within Grifols evaluating and accelerating development and commercialization of innovative therapies, products and services

200 Strengthening corporate innovation CORPORATE SERVICES INDUSTRIAL COMMERCIAL BOARD EXEC. COMMITTEE CORPORATE BIOSCIENCE QA R&D&I MANUFACTURING PLASMA HOSPITAL QA R&D&I MANUFACTURING DIAGNOSTIC QA R&D&I MANUFACTURING ENGINEERING SALES MARKETING SALES MARKETING SALES MARKETING GIANT INNOVATION OFFICE INTELLECTUAL PROPERTY MEDICAL & SCIENTIFIC AFFAIRS INNOVATION TAX, LEGAL, HR, FINANCE, RA, ETC. DIAGNOSTIC HOSPITAL BIOSCIENCE GON R&D&i R&D&i R&D&i

201 Robust R & D program that is not limited to internal resources We have deployed an innovative, productive and functional program within Grifols evaluating and accelerating development and commercialization of innovative therapies, products and services Sourcing innovation through intrinsic capabilities, external investment and collaborative ventures Managing innovation. We have developed a business driven approach accelerating new product development including both in-house and external investment through Grifols Innovation and New Technology Limited - GIANT Monitoring new technologies and assessing their potential to become products, therapies or services Monitoring and disseminating scientific and medical information that could impact the company. Identifying opportunities and risks for the business Taking advantage of technological/therapeutic trends early

202 Exploiting the present and exploring the future Exploring new opportunities even as we work diligently to exploit existing capabilities Exploiting our core, conventional-plasma proteins and ancillary businesses while simultaneously producing a stream of exploratory breakthroughs Pursuing incremental innovations; improvements in our existing products and operations that let us operate more efficiently and deliver ever-greater value Leveraging and applying technological or process advances to fundamentally change our business Advancing disruptive technologies that profoundly alter our portfolio, rendering old products or ways of working obsolete Significant investment in plasma therapeutic research

203 Main R & D Projects on track and continuing Alzheimer's Disease - AMBAR study Fibrin Sealant Subcutaneous IG Alpha-1 Liquid Drug delivery systems NAT Automation Next Generation Sequencing Robotics and Pharmacy automation

204 The Path to Evidence Based Medicine - I Investigator Sponsored Research 35 separate research studies covering 7 different disease states Coagulation Anticoagulation Neurology Pulmonology Critical Care Immunology Exploratory

205 The Path to Evidence Based Medicine - II Collaborations with over 35 separate academic institutions, including: Stanford University University of Pittsburgh Harvard University Mayo Clinic Hospital Clinic Barcelona Fundación ACE

206 The Path to Evidence Based Medicine - III Specific programs investigating therapeutics for: Diabetes - Alpha-1 Antitrypsin Sickle cell disease - Antithrombin III Lupus - Alpha-1 Antitrypsin Guillain Barré - IVIG Acute myocardial infarction - Alpha-1 Antitrypsin and Antithrombin III COPD - Alpha-1 Antitrypsin and IVIG Liver disease - Albumin and Plasmapheresis Alzheimer - Albumin, IVIG and Plasmapheresis ALS - IVIG and Plasmapheresis

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GIANT is an organizationally distinct business unit that is tightly integrated at the senior executive level GIANT brings an interdisciplinary approach to discovering and capitalizing on emerging technology and business, incorporating bridges with Sales/Marketing, Finance, Manufacturing, Legal and Regulatory GIANT has a distinct operating culture stimulating creativity and necessary risk taking without the requirement to surmount unnecessary obstacles Startup Speed and Creativity coupled with Corporate Scale and Capabilities driving the search for innovation adding value to Grifols 208 Grifols Innovation And New Technologies

ALKAHEST ARADIGM ALBAJUNA TiGenix PROGENIKA VCN Biosciences GIANT INNOVATION DIAGNOSTIC ARACLON 209 Investments and collaborations Potential IPO?

210 Criteria for investment and collaboration Current investment: USD 190 million Additional funds for strategic investments: USD 200 million Transformative or novel business or technology Synergistic with our business and core competencies Potential to add commercial opportunity and value Opportunity for us to contribute to create further value Cultural and business fit (people) World renowned researchers

Innovative strategy to treat HIV with multi-functional antibodies Capacity to interact with several regions of the HIV virus, thus increasing their neutralizing capacity Increasing the activity of the natural killer cells responsible for destroying any cells infected by HIV EUR 3.75 M equity investment Two tranches of EUR 3.75 M and EUR 3.5 M bound to milestones (65%) Preferential right to exploit the patent after Phase II 30% current ownership interest 211 Extrinsic Investments - Collaborating for the future

Grifols Board Members: Jose Terencio, PhD Grifols Steering Committee Members: Sandra Camprubí, PhD Montserrat Costa, PhD Núria Jorba, PhD Key Personnel: Julián Blanco (Founder), PhD Jorge Carrillo (Founder), PhD Ventura Clotet (Founder), MD, PhD 212 Extrinsic Investments - Collaborating for the future

USD 26 M equity investment USD 65 M funding for Pulmaquin® Phase 3 clinical trials USD 5 M milestone. Further payments and milestones 35% ownership interest 213 Extrinsic Investments - Collaborating for the future Phase 3 development of Pulmaquin® for the treatment of non-cystic fibrosis bronchiectasis Pulmaquin® is a dual release formulation composed of a mixture of liposome encapsulated and unencapsulated ciprofloxacin Pulmaquin® is being evaluated in two ongoing Phase 3 studies to determine its safety and effectiveness as a once-a-day inhaled formulation for the chronic treatment of patients with non-CF BE who have chronic lung infections with pseudomonas aeruginosa Grifols has global commercial rights

Grifols Board Members: David Bell Lafmin Morgan Grifols Steering Committee Members: Lafmin Morgan Michael Fath Angela Davis, MD Key Personnel: Igor Gonda, PhD Juergen Froelich, MD 214 Extrinsic Investments - Collaborating for the future

EUR 4.8 M equity investment EUR 5 M equity committed at a fixed valuation if Phase I milestones are achieved 68% ownership interest 215 Extrinsic Investments - Collaborating for the future Development of new agents for the treatment of solid tumors based on oncolytic adenoviruses Orphan drug designation for pancreatic cancer by EMA currently being tested in parallel in two Phase I/(II) clinical trials after intravenous and intratumoral administration

Grifols Board Members: Dirk Büscher, PhD Jose Terencio, PhD Grifols Steering Committee Members: Dirk Büscher, PhD Jose Terencio, PhD Key Personnel: Manel Cáscallo (CEO & Founder), PhD Ramón Alemany (Founder), PhD Gabriel Capellá (Founder), MD, PhD 216 Extrinsic Investments - Collaborating for the future

Extrinsic Investments - Collaborating for the future

araclon BIOTECH

EUR 32.9 M equity investment
+ Recent capital increase
~75% ownership interest

- Tackling neurodegenerative diseases
  - Diagnostics:
    - Early detection of Alzheimer's disease - ability to differentiate from other dementias
  - Treatment:
    - Alzheimer's - Vaccine against scientifically accepted target
    - Parkinson's - Focus on Neuroprotection and induction of dopaminergic neurons

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Grifols Board Members: Dirk Büscher, PhD Víctor Grífols Deu Javier Jorba Ribes Grifols Steering Committee Members: Dirk Büscher, PhD Key Personnel: Jose Manuel Sarasa Barrio, PhD Pedro Pesini Ruiz, PhD 218 Extrinsic Investments - Collaborating for the future

Identifying plasma based proteins functioning as “youth” or “aging” factors/triggers Developing function-restoring and enhancing therapies derived from plasma Proteomic analysis of plasma and plasma fractions occurring at a remarkable rate, accelerating the pathway to therapeutic success Grifols has exclusive rights to commercialize products USD 37.5 M equity investment USD 12.5 M license fee Further payments and milestones ~ 45% ownership interest 219 Extrinsic Investments - Collaborating for the future

Grifols Board Members: David Bell Thomas Glanzmann Grifols Steering Committee Members: Todd Willis, PhD Cesar Alvarez Tony Paez, MD Key Personnel: Karoly Nikolich, PhD Tony Wyss-Coray, PhD Joe McCracken Steven Braithwaite, PhD 220 Extrinsic Investments - Collaborating for the future

221 Pursuing transformational opportunities New indications for existing products in currently untreated disease states and therapeutic rejuvenation New plasma proteins identified for the production of novel therapies (plasma derived, recombinant and small molecule) Innovation provides opportunities to enhance plasma economics Innovation drives sustainability Supports “Evidence Based Medicine”

Albumin new container Carlos Roura 222

223 Containers evolution Through the years, LVP’s (Large Volume Parenterals) have evolved from glass containers to flexible materials like bags due to their advantages For plasma products like IVIG or Albumin, bags are not used due to 2 difficult challenges not easy to solve: Container must solve Albumin’s high binding capacity as plasticizers may be absorbed by Albumin New plastic technology needed The product does not admit a final sterilization so the filling must be aseptic Need to develop a new filling technology not available in the market Glass containers PVC flexible materials More inert Less environmental impact PP (Polypropylene)

Safety features Less breakage and spills Can be administered with a non-vented administration set Port design helps maintain sterility (no swabbing required for administration) Free of latex, PVC, DEHP and DEHA (PP bags) Low Aluminum content as the container is aluminum free Efficiency features Easy to administer Storable in automated dispensing cabinets Lighter than vials 2-year at room temperature Sustainability features - less impact on the environment Lower carbon footprint Reduced waste volume 224 Advantages of bags vs glass

Hospital Division knowledge in plastic manufacturing Grifols Engineering aseptic filling lines expertise Bioscience Division Development platform for a liquid biological flexible container 225 Plasma products in flexible container: platform Thanks to our divisions collaboration, Grifols has solved both challenges: Container inert bag Aseptic filling line for flexible containers

After the aseptic filling the port is welded The same port is used to administrate the albumin to the patient Empty bags can be sterilized with Gamma radiation and e-Beam (electronic beam) Patent in process 226 Container main features Consists of a flexible plastic body and a connector with a port through which the bag is filled New container

Third layer Avoids water steam permeability and provides mechanic resistance to the bag Second layer Provides an excellent protective layer for oxygen barrier First layer Container material in direct contact with Albumin Inert material with very low extractables and leachables 227 Primary bag: exclusive composition Grifols has been working in different plastic compounds to select the best possible combination based upon Albumin stability and extractable essays This work has made it possible for Grifols to develop a new, three layer coextruded, flexible material with low extractables and leachables

Fourth layer The bag can be easily opened by peeling it off Third layer High barrier to water vapor and oxygen Second layer Mechanic resistance First layer Resistance “in special thermal resistance “and high barrier to water steam and oxygen 228 Overwrapping: aseptic & safer Improve stability, avoid permeability and extend the expiry date to 2 due to a high oxygen and water steam barrier added Assure that when this second bag is open (overwrapping) the outside of the inner bag is aseptic, so it can enter operation rooms Grifols has designed an overwrapping with two objectives:

229 Design of an aseptic filling line Grifols Engineering with manufacturing know-how both in form-fill-sealing lines we use in LVP, as well as in aseptic filling lines for glass with GSF® concept (Grifols Sterile Filling), has developed this bags aseptic filling line for plasma products The system reduces contamination possibilities as the container is closed during most of the time. It is not simply an aseptic filling machine, but a complete concept of filling Patented by Grifols (Patent ES2549694A1) The bag arrives to the filling machine closed and sterilized Then the cap is taken off for filling under a laminar flow The bag is closed again in the same station after the filling process is done

230 Wider base eliminates the risk of pricking the finger when spiking the bag New Port wider design, avoids bubbles accumulation during infusion and optimizes it Tamper evident Twist off opening guarantees sterility until the moment of use Overwrapping bag helps maintain the inside bag sterile until its use No decontamination needed to enter Operation Rooms Unique competitive advantages

Albumin concentration GRIFOLS Competitor 5% 50ml, 100ml, 250ml, 500ml 250ml 20% - 25% 50ml, 100ml 50ml, 100ml 231 Albumin bag: Grifols vs competitor Broader range of concentrations and presentations from launch

Unload station Transfer from aseptic to non aseptic area Welding station Filling station Load station Horizontal Laminar Flow 232 First manufacturing line: Los Angeles Site A first line will be installed in Q3 2016 in our Los Angeles facilities Bags will be produced in our Murcia manufacturing plant, sterilized by Gamma radiation and then sent to Los Angeles plant Conformance Lots are expected for Q1 2017 Expected launch in 2018

233 Albumin bag filling line

234 Dublin site for Albumin bag A new Albumin facility will be built in Ireland with a purification & filling capacity of 130-150 million grams of Albumin The filling area will have four automated bag filling lines Works will start in December 2016 First phase with 2 lines is forecasted for mid 2019 Second phase with 2 machines in early 2021 Bag formation from plastic foil Sterilization by e-Beam Filling Connector welding Overwrapping Pasteurization

235 Grifols experience through the years, and our strong intercompany collaboration in all areas has made it possible to develop this platform that takes Grifols to the top of technology Grifols provides the market with the most ergonomic and safer flexible container With this new development, Grifols stays ahead from most competitors and adapts to the market’s latest needs IVIG in flexible container is following Broader portfolio in the market Albumin new container - Takeaways

236 Q & A

Introduction to the GWWO tour Andrew O’Connell 237

238 GWWO Dublin site

239 GWWO Dublin site

240 GWWO Dublin site

241 GWWO Dublin site

242 GWWO Dublin site

243 How it was built

ADMINISTRATION BUILDING PACKAGING LINES AREA RECEIVING & STORAGE PACKAGING MATERIALS +5 ºC PRODUCT WAREHOUSE RECEIVING & SHIPPING PRODUCT AREA RECEIVING & SHIPPING PLASMA AREA -30 ºC PLASMA WAREHOUSE WORKSHOP 244 GWWO Dublin site

Product Supply Chain 245

246 Plasma logistics

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Dublin, 2nd-3rd June 2016 INVESTORS’ & ANALYSTS’ MEETING - 2016

Friday, June 3rd 2016 - Dublin 249 Time Topic Presenter 9:00 - 9:30 Coffee + Welcome 9:30 - 10:15 Grifols Engineering: A competitive advantage D. Fleta 10:15 - 11:15 Financials A. Arroyo 11:15 - 11:45 Coffee break 11:45 - 12:15 Emerging Pathogen Project D. Bell 12:15 - 12:30 Conclusions T. Glanzmann 12:30 - 13:00 Q&A 13:00 Lunch or Transfers to airport

Grifols Engineering - A competitive advantage Daniel Fleta 250

251 Grifols Engineering - Competitive advantage Grifols Engineering introduction Bioscience process equipment and technology developments Plasma Procurement Plasma Fractionation Fill & Finish Other divisions project examples Grifols Engineering key advantages

252 Engineering projects consulting, process engineering, feasibility studies, conceptual and detail design, construction and start-up services Machinery design and construction include specialized equipment for the fractionation industry, purification and aseptic filling lines Grifols Engineering - Introduction Developing new technologies and expertise to provide innovative solutions is a core value for Grifols since founding the company Grifols Engineering offers innovative pharmaceutical engineering, custom and common sense solutions to meet the real needs of our customers Inheriting this spirit Grifols Engineering S.A. was established in 2001 to provide engineering solutions within the company but also to other pharmaceutical clients

253 Grifols Engineering - Strengths - I Daily and close contact with our production facilities Practical and common sense solutions Continuous feedback of our work for years Looking for Innovation and continuous improvement Development and execution of biopharmaceutical process machinery Design and construction of tailor-made solutions for precise applications or specific machines which cannot be found on the market Seamless integration of the process lines with the pharma facilities from the design phase

254 Grifols Engineering - Strengths - II Practical knowledge of the regulatory requirements of the industry Quality expert resources available in the Group Being part of a worldwide multinational Group allows us to have know how of the main regulatory agencies Technical support of a great group of professionals Operations R & D Calibrations & Validations

255 FRACTIONATION/PURIFICATION 2 1 PLASMA PROCUREMENT FILL & FINISH 3 Grifols Engineering - Innovations

Typical process and challenges: Quality and safety of plasma derived proteins starts and is based on the plasma procurement Around 44K plasma donations per day and multiple samples/analysis of each donation. +175 K samples per day and around 44 millions of samples per year taken manually Ergonomics Safety for the operator (accidental punctures) 256 It is crucial to ensure the correct traceability of the samples with respect to the donations and to eliminate the risk of a clerical mistake Six Sigma 3.4 DPMO* Innovations in plasma collection - Plasma Bottle Sampling PBS® FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT * Defect per million opportunities

257 PBS® Lite Barcode matching and sampling Innovations in plasma collection - Plasma Bottle Sampling PBS® Guarantees plasma sample traceability by allowing taking the sample only if sample tube barcode or identification matches the bottle ID Patented system Optional sample label printing online Network connection to plasma Management Software. Proprietary software suite created for multiple PBS Lite management (GSV). History log and audit trail of sampling activities in a centralized Data Warehouse FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT 300+ units installed in Grifols donor centers 2 units per center

258 FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT Innovations in plasma pooling - Typical process and challenges Plasma pooling usually involves handling thousands of frozen individual donations into a single batch Individual container opening, discharge and thawing processes needs to be fast to minimize loses in product yield Opening and emptying individual container to remove the frozen product is a labor intensive, and ergonomically challenging operation Open product needs to be handled in Class C environment Long process + exposed product + labor intensive = Concern

259 Innovations in plasma pooling - ABO® Automatic Bottle Opener FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT Automatic Robotic Line that rinses, dries, opens the bottles and automatically discharges the frozen plasma into the thawing vessel(s) featuring: Removal of the operators from the exposed product area Reduction of the size of the clean room No preconditioning required for the frozen donation containers Consistency in Process Parameters and Product Quality and Yield Minimization of bioburden on the product (CFU) Increased line throughput Process line automatic cleaning sequence

260 Innovations in plasma pooling - ABO® Automatic Bottle Opener FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT Loading side Automatic Manual Loading Skin-Thaw with hot water Rinse with fresh WFI/PW Unloading side Automatic Manual Loading Air blow to dry bottles Cutting station Robot empties frozen plasma slugs into chute or vessel Detects failure to discharge the bottle by AV and weight Empty bottles and lids discarded into waste chute 11 lines installed & in operation 2 lines currently being constructed 7 lines delivered to external customers

261 Innovations in plasma pooling - PBO® Plasma Bag Opener FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT The same concept as for bottles has been designed for the alternative plasma container: bags

Minimize the risk of microbial and particle contamination during the liquid sterile filling operations GSF® is not simply an aseptic filling machine, but rather a complete filling system: Component preparation and sterilization Aseptic handling Aseptic filling Environmental control Process control Container identification Applicable to both liquid and freeze dried sterile products FRACTIONATION/PURIFICATION 2 FILL & FINISH 3 1 PLASMA PROCUREMENT 262 Vials aseptic filling - GSF® Grifols Sterile Filling

263 8 lines installed & in operation 2 lines currently being constructed Innovations in Diagnostic - Gel cards automatic filling line Automatic labelling, filling, sealing and packaging line for DG reagent cards featuring 8 microwells The line is composed by several integrated modules: Feeding cards and labelling module. Includes labelling checking with artificial vision Filling and buffering module. Using ceramic volumetric feeding pumps with artificial vision filling checking and sealing with aluminum foil just after filling Revision and packaging module. Artificial vision to detect SN/precip levels and packaging in holders

264 Innovations in Diagnostic - Antigen production bioreactors Automatic bioreactors for cell growth (Eukaryotic and Prokaryotic cell cultures) Usable working volumes from 100 to 1000 L Media sterilization Automatic and closed addition of media, reagents and inoculum Full CIP and SIP capabilities for vessel and individually addition/transfer lines Modular skid construction and segregation of elements between clean areas and technical spaces Automation system fully parametrizable for multiple antigen production sequences

265 Production Expansion - Factory for blood collection bags in Brazil Production plant with a capacity of 2 million of kits/year expandable in the future to 4 million of kits/year Located in Curitiba (Paraná, Brazil) Constructed in a land plot of 43,400 m2 Allocates production plant, QC labs, RM and FP warehouse, Central Utilities Building and office space Expands the current capacities in Murcia Plant

266 Modular construction of a plasmapheresis center Design and construction, on an expedite basis, of a prefabricated and fully fitted plasmapheresis center and testing lab to be deployed in western Africa as emergency response to 2014 Ebola Outbreak The building was constructed following a modular approach in order to be transported by road in precarious conditions. Total construction time was 3 months It includes 4 plasmapheresis beds, serology testing lab, plasma treatment with MB for direct infusion, freezer farm, offices/administration and warehousing The modular building can be further expanded or replicated in a short period of time if necessary

267 External customers - Recombinant vaccines Turn key project of a green field recombinant vaccines manufacturing site It includes manufacturing areas, QC labs, Offices, R & D facilities, Central Utilities Building and RM/FP Warehouse Two story 3,500 m2 building built in a 10,000 m2 land plot 24 months execution time from ground breaking to regulatory authorities submission

268 Grifols Engineering - Key competitive advantage Focus and mission of the engineering company

269 External Engineering Companies Grifols Engineering - Key competitive advantage

270 Grifols Engineering - Key competitive advantage Grifols Engineering

271 Grifols Engineering - Takeaways Focus and mission of engineering companies Proprietary technology development. Defining new state-of-the-art Flexibility and quick response in front of the capital investment priorities of the Group Closer control of the projects (quality, schedule and investment) Capital Investment Expenditure optimization. Typically yielding total investment costs 60% lower than average market standards Shorter project delivery timeframes. We know best what we need and how to get it done

272 Grifols Engineering - Takeaways Specialized know-how retention and transmission within the organization Leveraging capabilities, experiences and expertise existing in different areas of the Group through a common technical partner. i.e.: aseptic filling of bags for biological products Having our own engineering company delivering both internal and external engineering and machinery delivery services is a singularity in the plasma derivatives industry Third party engineering is a profitable business and strengthens the leadership of Grifols in this industry

Financials Alfredo Arroyo 273

2015 Grifols highlights 274

2015 Grifols highlights - Significant progress

- 75th Anniversary of commitment
- Succession plan announcement
- Stock split executed
- Rating upgraded
- 2015 dividends: EUR 0.31;+13%

- First lot of Gamunex® from Clayton NFF commercialized
- Clayton site obtained FDA approval for Albutein®
- Strategic plan: 75 new centers in 6 years
- Opening of the Bioscience global operations facility in Ireland
- Diagnostic new facility in Emeryville on track


Corporate
Industrial
2015
R+D & Regulatory
Commercial

- AMBAR: intermediate results support its continuation
- Hemophilia SIPPET results: enhance the use of pdFVIII
- Acquisition of 47% of Alkahest
- EMA approval for Gamunex®C
- FDA license for Kiro® Robotics

- New agreement with Abbott for the production of antigens: USD 700 M through 2026
- Launch of immunohematology in U.S.
- Australian IVIG tender
- New direct commercial presence: France, India, Taiwan and Indonesia

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2015 Financial targets achievement

		2015
Corporate Finance	TSR*	+26.0%
	EPS growth	+13.0%
	Unlevered FCF % NR	15.2%
	Leverage ratio	3.19x(2.92x at cc)
	Liquidity	+USD 1.7bn
Business Performance	Recurrent Sales growth at cc	+3.5%
	EBITDA	EUR 1,162.6 M
	EBITDA Margin	29.5%
	EBIT	EUR 970.4 M
	EBIT Margin	24.7%

(*) Class A: +33.9%; Class B: +13.1%; ADR: +1.5%

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GRIFOLS

In million EUR except % Solid growth driven by volume across main plasma-derived products The demand for Grifols’ plasma proteins continued its upward trend during 2015. The company is preparing to continue supporting its organic growth Diagnostic sales impacted by the NAT competitive environment and the new Abbott contract, which, with a total value of USD 700 M, improved terms and extends the supply of antigens until 2026, raising recurring sales for this business line 277 2015 Recurrent* Net Revenue by Division * Excluding raw materials, royalties and others Actual 2014 % Actual 2015% % growth % growth at c.c. Bioscience 2,513.5 74.9% 3,032.1 77.1% 20.6% 4.8% Diagnostic 620.0 18.5% 691.5 17.6% 11.5% -0.9% Hospital 94.8 2.8% 96.2 2.4% 1.5% -0.2% TOTAL 3,228.3 96.2% 3,819.8 97.1% 18.3% 3.5%

In million EUR except % Steady focus on international activity The commercial efforts in U.S. and Canada significantly strengthened Bioscience Division across all proteins ROW was driven by growth in China and Asia-Pacific; growth in Latin America, led by countries such as Brazil and Chile; and gradual penetration in Turkey and the Middle East 278 2015 Recurrent* Net Revenue by Region * Excluding raw materials, royalties and others Actual 2014 % Actual 2015% % growth % growth at c.c. USA + CANADA 2,042.7 60.9% 2,505.8 63.7% 22.7% 2.8% EU 662.8 19.8% 662.9 16.8% 0.0% -1.7% ROW 522.8 15.5% 651.1 16.6% 24.5% 12.8% TOTAL 3,228.3 96.2% 3,819.8 97.1% 18.3% 3.5%

Net Revenue +17.3% 2014 2015 Financial Results +4% 2014 2015 -9.1% at cc In million EUR except % EBITDA +11% +29.5% +31.2% 2014 2015 % Net Revenue Net Profit +13.2% +13.5% +14.0% 2014 2015 % Net Revenue 279 2015 Performance - Solid growth

CAGR +27.1% EPS growth driven by strong underlying business EPS remains resilient, growing and profitable EPS growth ahead of sales growth, with CAGR of +10.7% In EUR except % 280 Reported EPS growth 0.38 0.51 0.69 0.78 2012 2013 2014 2015

Assets +13.7% Assets 2014 Assets 2015 281 Robust Balance Sheet Non-current assets Current assets 8,449.7 9,601.7 Liabilities Liabilities 2014 Liabilities 2015 Equity Current liabilities 8,449.7 9,601.7 Non-current liabilities In million EUR except % 34.5% 32.2% 65.5% 67.8% 0,0% 20,0% 40,0% 60,0% 80,0% 100,0% 120,0% 1 2

Q1 2016 Performance 282

In million EUR except % The demand for plasma proteins continued its upward trend, with growth in the main proteins and a notable contribution from sales of alpha-1 antitrypsin and albumin The company maintained the leadership position of its IVIG at global level The Diagnostic sales comparative included 2015 significant shipments related to contract signed in Japan and also impacted by the new and extended contract with Abbott 283 Q1 2016 Recurrent* Net Revenue by Division * Excluding raw materials, royalties and others Actual Q1 2015 % Actual Q1 2016% % growth % growth at c.c. Bioscience 681.0 75.0% 755.0 78.7% 10.9% 6.3% Diagnostic 172.6 19.0% 161.0 16.8% -6.7% -9.9% Hospital 23.3 2.5% 22.8 2.4% -1.8% -1.2% TOTAL 876.9 96.5% 938.8 97.9% 7.1% 2.9%

In million EUR except % Sales of plasma products remained positive in U.S. & Canada. Lower number of blood transfusions restricted revenue growth in the area of transfusion medicine using NAT technology Global expansion is one of the company's main strategic pillars, and the Asia-Pacific region continues to be a priority due to its high growth potential 284 Q1 2016 Recurrent* Net Revenue by Region * Excluding raw materials, royalties and others Actual Q1 2015 % Actual Q1 2016% % growth % growth at c.c. USA + CANADA 567.1 62.4% 618.6 64.5% 9.1% 2.6% EU 171.0 18.8% 159.8 16.7% -6.5% -6.6% ROW 138.8 15.3% 160.4 16.7% 15.6% 15.8% TOTAL 876.9 96.5% 938.8 97.9% 7.1% 2.9%

Net Revenue +5.6% Q1 2015 Q1 2016 Financial Results -7.7% Q1 2015 Q1 2016 In million EUR except % EBITDA +1% +29.5% +30.8% Q1 2015 Q1 2016 % Net Revenue Net Profit -2.5% +13.1% +14.1% Q1 2015 Q1 2016 % Net Revenue ∆ Depreciation ∆ Tax rate Q1 2016 Performance - Bioscience Division driving growth 285 908.4 958.9 700,0 750,0 800,0 850,0 900,0 950,0 1.000,0 1 2

Sources In million EUR Uses 286 Q1 2016 Cash Flow - Operating Cash Flow 203.3 - Working Capital Increase (115.0) - Net Operating Cash Flow 88.3 - Cash Beginning Balance 1,142.5 - Cash Ending Balance 1,007.6 - Cash Decrease 134.9 Total 223.2 ================

Enhancing fundamentals to continue delivering growth 287

Bioscience Effectively drive organic growth by accelerating the rate of diagnosis and treatments Accelerate R & D for new products to increase revenue per liter. Investment in line with current trend Drive revenue and gross margin growth through delivery of innovation within new plasma products and new formulations of existing products Manufacturing and Plasma cost optimization through scale and efficiency Diagnostic Focus commercial efforts on selected product lines and countries driving growth and margins Leverage existing line of businesses while improving margins across the whole product portfolio Leverage manufacturing capacity in the U.S. (Emeryville) and Spain New technologies to develop high value product portfolio Hospital Increase scale and profitability Accelerate penetration in overseas markets with focus in U.S. Optimize current manufacturing site profitability Leverage existing portfolio while adding new products 288 Enhanced growth and profitability opportunities

Priorities for Uses of Cash Capital expansion plans Investment in organic growth Acquisitions (bolt-on and R & D related) Indebtedness reduction Dividends 289 Capital allocation - Deploying capital effectively

Plasma procurement 25% Hospital manufacturing 3% Commercial and Corporate 15% Bioscience manufacturing 45% Diagnostic manufacturing 12% CAPEX PLAN EUR 1.2 Bn Plasma procurement: New plasma collection centers Relocations / improvements / expansions Diagnostic: Emeryville plant project Emeryville new building Brazil plant Barcelona new facility for instruments Hospital: Facilities and upgrades Commercial: Commercial offices, improvements and expansions Bioscience: Clayton new fractionation plant Clayton purification and filling facility (IVIG) Barcelona purification and filing facility (Alpha-1) Dublin purification and filing facility (Albumin) Operations improvements and facilities 290 Capex plan 2016-2020

Shareholders returns 291

2013 €0.20 2014 Pay-out 40% €0.10 Interim 2013 Final 2013 €0.10 2014 €0.27 2015 Pay-out 40% €0.12 Interim 2014 Final 2014 €0.15 +36% 2015 €0.31 2016 Pay-out 40% €0.18 Interim 2015 Final 2015 €0.13 +13% 292 Significant shareholders returns For comparison purposes DPS adjusted considering 2016 split

Financials Takeaways 293

294 Financial - Takeaways Bioscience Division: continued execution and momentum, expecting strong sustainable growth. Opportunities to enhance margins from new products and new indications Diagnostic Division: focus on growth of selected countries and product lines while improving margins Working capital and Balance Sheet optimization to maximize cash flow generation Continuous investment in CAPEX, R & D and Sales and Marketing to improve EBITDA margin Effective tax rate within the existing range based on country profit mix Expected FX neutral impact during 2016 Constant shareholders reward through dividends: 40% pay-out Two payments per year (interim/final)

[LOGO]

Emerging Pathogen Project David Bell 296

Convalescent Plasma Collection, Immunoglobulin Manufacturing and Emerging Pathogens 297

298 Project goals To provide necessary infrastructure and to demonstrate the ability to promptly respond to outbreaks of deadly pathogens through the use of convalescent plasma and plasma proteins, including IVIG To provide a sustainable plasmapheresis plasma collection center with pathogen testing, viral inactivation treatment and storage capabilities for use and operation by local health care professionals after training and initial establishment by Grifols

299 Immunologic value of IVIG History of frontline use to treat infection Evidence based, patient proven Human Immune Globulin has demonstrated efficacy in treating infection through the inclusion of neutralizing antibodies obtained from convalescent or immunized donors with potential to treat Ebola Dengue Chikungunya Legionairres Lassa Zika Other emerging pathogens

300 Collection of convalescent plasma Grifols has designed and built a self contained, modular plasmapheresis unit for the collection of convalescent plasma Automated plasmapheresis (4 bed expandable modular units) Plasma testing laboratory Methylene blue treatment of plasma for direct transfusion Freezers for storage of convalescent plasma for transfusion or further manufacture into immunoglobulin Ability to deploy to multiple sites Training of local healthcare providers for long-term sustainability

301 Convalescent plasma modular unit

302 Convalescent plasma modular unit

303 Convalescent plasma modular unit

304 Convalescent plasma modular unit

305 Convalescent plasma modular unit

306 Processing of convalescent plasma Grifols has designed and built a self-contained modular fractionation and purification unit for the processing of convalescent plasma into immunoglobulin Located in Grifols’ Clayton, North Carolina facility Validated and operational Contiguous to the largest capacity, most technologically advanced, FDA licensed fractionation and immunoglobulin processing facility in North America Full compliment of highly skilled and trained personnel Fractionation and purification into immunoglobulin from 50 liter plasma pools, using the Gamunex®-C licensed purification process

307 Processing of convalescent plasma Modular fractionation and purification unit for the processing of convalescent plasma into hyperimmune immunoglobulin Fully GMP compliant – isolated from other manufacturing operations Utilizes Grifill® proprietary licensed filling technology for small scale aseptic filling of sterile parenteral solutions “Import for export” convalescent plasma brought to U.S. for immunoglobulin manufacture pursuant to specifications of Liberian MoH and returned for exclusive use as directed by Liberian authorities

308 Hyperimmune IVIG production plant Zones, Classification and overpressures design

309 Hyperimmune IVIG production plant Facility construction

310 Hyperimmune IVIG production plant Facility construction

311 Processing of convalescent plasma Future steps Clinical trial to determine the efficacy of IVIG processed from convalescent donors as a surrogate to demonstrating generally the efficacy in using IVIG produced from plasma containing neutralizing antibodies for prophylaxis and therapy in emerging viruses (future outbreaks) - Based upon collaboration with Liberian Ministry of Health Ability to deploy plasmapheresis center to areas at risk for emerging pathogens to obtain convalescent plasma for transfusion or processing into IVIG Collaborating with USAMRIID and WHO to provide response to new outbreaks of deadly pathogens

312 Convalescent plasma unit in Liberia

313 Convalescent plasma unit in Liberia

314 Convalescent plasma unit in Liberia

315 Convalescent plasma unit in Liberia

316 Convalescent plasma unit in Liberia

317 Convalescent plasma unit in Liberia

318 Convalescent plasma unit in Liberia

319 Convalescent plasma unit in Liberia

320 Convalescent plasma unit in Liberia

Conclusions Thomas Glanzmann 321

322 Q & A

Dublin, 2nd-3rd June 2016 INVESTORS’ & ANALYSTS’ MEETING - 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 2, 2016